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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                              Electrosource, Inc.
                    -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -------------------------------------
                         (Title of Class of Securities)

                                   286150206
                    -------------------------------------
                                 (CUSIP Number)

          Corporate Secretary, Electrosource, Inc., 2809 Interstate 35
                 South, San Marcos, Texas 78666 (512) 753-6559
     ---------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                         April 9, 1999 and May 7, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].
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                                AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

1.       Names of Reporting Persons
         KAMKORP LIMITED
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)___________
         (b)_____X_____
3.       SEC Use Only__________________________________________
4.       Source of Funds (See Instructions)   WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) __________________
6.       Citizenship or Place of Organization  ENGLAND
7.       Sole Voting Power   9,000,000
8.       Shared Voting Power  NONE
9.       Sole Dispositive Power  9,000,000
10.      Shared Dispositive Power  NONE
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  9,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______
13.      Percent of Class Represented by Amount in Row (11)  66.2%
14.      Type of Reporting Person (See Instructions)  CO
1.       Names of Reporting Persons
         KAMAL SIDDIQI
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)___________
         (b)_____X_____
3.       SEC Use Only__________________________________________
4.       Source of Funds (See Instructions)   WC (OF KAMKORP LIMITED)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) __________________
6.       Citizenship or Place of Organization  INDIAN
7.       Sole Voting Power   NONE
8.       Shared Voting Power  NONE
9.       Sole Dispositive Power  NONE
10.      Shared Dispositive Power  NONE
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___X___
13.      Percent of Class Represented by Amount in Row (11)  0
14.      Type of Reporting Person (See Instructions)  IN


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                                AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 6 (this "Amendment") supplements the statement on
Schedule 13D filed with respect to an event occurring on June 2, 1998 and filed by Kamkorp Limited ("Kamkorp"), Kamal Siddiqi, Clifford Graham Winckless and Roger Geoffrey Musson on June 12, 1998 (the "Initial Filing") relating to the common stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc., a Delaware corporation ("Electrosource"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Kamkorp acquired from the issuer 625,000 shares of Common Stock of Electrosource for $625,000 (the "Reported Shares"). The source of funds is working capital of the Kamkorp Limited consolidated group. The Reported Shares were acquired in two purchases, effective April 9, 1999 (300,000 shares) and May 7, 1999 (325,000 shares).

ITEM 4.          PURPOSE OF TRANSACTION

         (a) On April 9, 1999 and May 7, 1999, Kamkorp purchased the Reported Shares in response to notices transmitted to Kamkorp from Electrosource as contemplated by the Stock Purchase Agreement. The acquisition of the Reported Shares took place under the terms of the Stock Purchase Agreement and are part of the remaining 1,500,000 shares that Kamkorp had the right to purchase under the Stock Purchase Agreement after the purchases of Common Stock of Electrosource reported in the Initial Filing and amendments filed prior to this Amendment. The purchase of the Reported Shares is part of a series of contemplated transactions that, if consummated, will result in the acquisition of control of Electrosource. As referenced in the Initial Filing, Kamkorp also possesses a right to purchase an additional 3,000,000 shares Electrosource Common Stock pursuant to the Option.

         (e) The purchase of the Reported Shares are expected to have a material effect on the capitalization of Electrosource. Kamkorp has no present plan to seek a change in Electrosource's dividend policy.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         (c)     See Item 4.





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                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Kamkorp Limited and Kamal Siddiqi agree to the filing of this combined report.

 /s/ Kamal Siddiqi
----------------------------
By:  Kamal Siddiqi
Chairman, Kamkorp Limited
Date: May 27, 1999


 /s/ Kamal Siddiqi
----------------------------
By:  Kamal Siddiqi
Date: May 27, 1999

 /s/ Clifford Winckless
----------------------------
By: Clifford Winckless
Date: May 27, 1999


 /s/ Roger Musson
----------------------------
By:  Roger Musson
Date: May 27, 1999


Schedule 13D Amendment No. 6